Exhibit 99.3

PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ELLOMAY CAPITAL LTD.	2014 Annual General Meeting of Shareholders September 11, 2014, 11:30 a.m., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors

Please mark your votes like this	☒

1.
To reelect four members of the Board of Directors to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are:
	NOMINEES:	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
	01) Shlomo Nehama	☐	☐	☐	03) Hemi Raphael	☐	☐	☐

		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

	02) Ran Fridrich	☐	☐	☐	04) Anita Leviant	☐	☐	☐

▲ FOLD HERE  • DO NOT SEPARATE   • INSERT IN ENVELOPE PROVIDED  ▲

		FOR	AGAINST	ABSTAIN

2A.	To reelect Mordechai Bignitz as an external director for an additional term of three years, commencing December 20, 2014.	☐	☐	☐

		YES	NO

2B.
In connection with Proposal 2A, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders) and, if you indicate YES, please provide details.
		☐	☐

		FOR	AGAINST	ABSTAIN

3A.	To approve the terms of service of the external director, all as described in the Proxy Statement related to the Meeting, and that this resolution is for the benefit of the Company.	☐	☐	☐

		YES	NO

3B.	In connection with Proposal 3A, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	☐	☐

		FOR	AGAINST	ABSTAIN

4.
To reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2014, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.
		☐	☐	☐

NOTE:   Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.
COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature	Signature	Date	, 2014.

2014 Annual General Meeting of Shareholders

ELLOMAY CAPITAL LTD.

9 Rothschild Boulevard, 2nd Floor
Tel-Aviv 6688112, Israel
September 11, 2014,
11:30 a.m., Israel time

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY CARD	ELLOMAY CAPITAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 11, 2014

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Kalia Weintraub and Eran Zupnik (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 6688112, Israel, on Thursday, September 11, 2014, at 11:30 a.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof.

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF PROPOSAL 2A AND A PORTION OF PROPOSAL 3A BY MARKING ITEMS 2B AND 3B, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS.  IF YOU FAIL TO MARK ITEM 2B OR ITEM 3B, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 2A OR 3A, AS APPLICABLE, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSALS IS MARKED. IF YOU PROPERLY MARK ITEM 2A OR ITEM 3A AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE RELEVANT UNDIRECTED PROPOSALS.

With respect to any additional matters as may properly come before the Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with her or his discretionary authority and best judgment.

(Continued, and to be marked, dated and signed, on the other side)